                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 1997

                                       OR

[  ]     TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED)


                           Commission File No. 1-12482


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215

                            Exhibit Index on Page 17

                              REQUIRED INFORMATION

The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                      PAGE
-----------                                                                                      ----
Report of Independent Accountants ...........................................................      5

Statement of Net Assets Available for Benefits as of December 31, 1997 and 1996..............      6

Statement of Changes in Net Assets Available for Benefits for the years ended
December 31, 1997 and 1996...................................................................      7

Notes to Financial Statements................................................................      8

Schedule of Assets Held for Investment Purposes as of December 31, 1997......................     14

Schedule of Reportable Transactions for the year ended December 31, 1997.....................     15

Schedule of Non-exempt Transactions for the year ended December 31, 1997.....................     16

The following exhibit is being filed herewith:

EXHIBIT NO.      DESCRIPTION                                                                     PAGE
-----------      -----------                                                                     ----

     1           Consent of Independent Accountants..........................................     18

                                   SIGNATURES


         The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 29th day of June 1997.


                              GLIMCHER REALTY TRUST

                              By: /s/ William G. Cornely
                                  --------------------------------------------
                              William G. Cornely
                              Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer

                             GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                                   INDEX OF FINANCIAL STATEMENTS AND
                                        SUPPLEMENTAL SCHEDULES
                                                                                                 PAGE
                                                                                                 ----
Report of Independent Accountants.......................................................           5

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 1997 and 1996.........           6

Statement of Changes in Net Assets Available for Benefits for the years ended
December 31, 1997 and 1996..............................................................           7

Notes to Financial Statements...........................................................           8

SUPPLEMENTAL SCHEDULES:

Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of
December 31, 1997.......................................................................          14

Item 27d - Schedule of Reportable Transactions for the year ended
December 31, 1997.......................................................................          15

Item 27e - Schedule of Non-exempt Transactions for the year ended
December 31, 1997.......................................................................          16

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Executive Compensation Committee
of Glimcher Realty Trust


         We have audited the accompanying statements of net assets available for benefits of Glimcher Realty Trust Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 COOPERS & LYBRAND L.L.P.


Columbus, Ohio
June 19, 1998

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996
                                                      1997         1996
                                                    --------     --------
Assets:
  Cash and cash equivalents ...................     $    493     $  7,491

Investments:
  Money fund ..................................       72,823       15,700
  Fixed income fund ...........................       33,832       10,824
  Employee benefits fund ......................       86,055       36,805
  Mutual funds equity .........................      482,810      205,217
  Common stocks ...............................      204,168       84,061
                                                    --------     --------
       Total investments ......................      879,688      352,607
                                                    --------     --------

Receivables:
  Employer contribution .......................        8,458       12,958
  Participants contributions ..................       19,859       27,905
  Notes .......................................        7,686
  Interest and dividends ......................        4,506        1,874
                                                    --------     --------
       Total receivables ......................       40,509       42,737
                                                    --------     --------

       Net assets available for benefits.......     $920,690     $402,835
                                                    ========     ========

   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                                            1997         1996
                                                          --------     --------
Additions to net assets attributed to:
   Contributions:
     Employer .......................................     $109,075     $ 88,987
     Participants ...................................      399,510      292,143
                                                          --------     --------
                                                           508,585      381,130
                                                          --------     --------

   Investment income:
     Interest .......................................       17,332        3,926
     Dividends ......................................       24,568       10,261
     Net appreciation in fair value of investment....       70,100       26,698
                                                          --------     --------
                                                           112,000       40,885
                                                          --------     --------

   Total additions ..................................      620,585      422,015

Deductions from net assets attributed to:
   Benefits paid to participants ....................      102,730       19,180
                                                          --------     --------

Net increase ........................................      517,855      402,835

Net assets available for benefits:
   Beginning of year ................................      402,835
                                                          --------     --------

   End of year ......................................     $920,690     $402,835
                                                          ========     ========

   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Glimcher Realty Trust Retirement Savings Plan (the Plan) have been prepared in accordance with general accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan Description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method.

         The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Investment Options and Provisions

         Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more of the following five investments:

         Monitor Money Market Fund - Fund which invests in high quality money market instruments.
         Monitor Fixed Income Fund - Fund which invests in fixed income securities where the average maturity of the fund will not exceed 10 years.
         Balanced Advantage Asset Allocation Fund - Fund which invests in equity and fixed income securities to provide long-term growth of capital and moderate levels of current income.
         Fidelity Advisors Growth Opportunity Fund - Fund which invests in common stocks and securities convertible into common stocks to provide capital growth.
         AIM Constellation Fund - Fund which invests in common stocks with emphasis on medium-sized and small emerging growth companies.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

         Total number of units and the approximate net asset value per unit by fund at December 31, 1997, are as follows:

                                                           UNITS   UNIT VALUE
                                                           ------  ----------
           Monitor Money Market Fund....................   72,823     $ 1
           Monitor Fixed Income Fund....................    1,611      21
           Balanced Advantage Asset Allocation Fund.....    5,378      16
           Fidelity Advisors Growth Opportunity Fund....    6,153      42
           AIM Constellation Fund.......................    8,630      26
           Glimcher Realty Trust Common Stock...........    8,877      23

         The employer matching contributions can only be invested in its common stock.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions. These estimates affect the reported amounts of net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Plan Description

         The Plan was adopted by Glimcher Realty Trust (the "Company") effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. The allocation of contributions to one or more of the investment funds is designated by each participant.

         Employer matching contributions are made at the rate of 50% of the first 4% of the pretax employee contribution to the funds. During the 1997 Plan year, a total of 344 active employees were eligible to participate in the Plan.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         Employees become fully vested in employer contributions after completing five years of continuous employment. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         The Plan is administered by the Company. The expenses of the investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan. The expenses of the Plan's trustee (Huntington Trust Company) are paid by the Company. Other accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan.

3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). A favorable determination letter has been obtained from the Internal Revenue Service. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 1997 and 1996:

                                                              1997       1996
                                                            --------   --------

         Net assets available for benefits per the
           financial statements...........................  $920,690   $402,835
         Receivables not included in the
           Form 5500......................................   (40,509)   (42,737)
         Amounts allocated to withdrawing
           participants...................................   (10,690)
                                                            --------   --------
         Net assets available for benefits per the
           Form 5500......................................  $869,491   $360,098
                                                            ========   ========

5.       INVESTMENTS

         Investments which account for more than 5% of the Plan's net assets as of December 31, 1997 and 1996 were as follows:

                                                             1997         1996
                                                           --------    --------
          Monitor Money Market Fund......................  $ 72,823
          Balanced Advantage Asset Allocation Fund.......    86,055    $ 36,805
          Fidelity Advisors Growth Opportunity Fund......   258,424     102,730
          AIM Constellation Fund.........................   224,386     102,487
          Glimcher Realty Trust Common Stock.............   204,168      84,061

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

The allocation of net assets at December 31, 1997, and the changes in net assets since January 1, 1997, for each fund is as follows:

                                                    PARTICIPANT DIRECTED
                           ------------------------------------------------------------------------
                             MONITOR      MONITOR       BALANCED         FIDELITY         AIM         GLIMCHER
                           MONEY MARKET FIXED INCOME ADVANTAGE ASSET ADVISORS GROWTH  CONSTELLATION REALTY TRUST
                               FUND         FUND     ALLOCATION FUND OPPORTUNITY FUND     FUND      COMMON STOCK    OTHER    TOTAL
                           ---------------------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Contributions:
      Employer.............                                                                           $131,501    $(22,426) $109,075
      Participants.........  $62,385      $23,049        $52,168         $139,581       $130,365                    (8,038)  399,510
                             -------      -------        -------         --------       --------      --------    --------  --------
                              62,385       23,049         52,168          139,581        130,365       131,501     (30,464)  508,585
                             -------      -------        -------         --------       --------      --------    --------  --------
    Investment income:
      Interest.............    2,562                                                                                14,770    17,332
      Dividends............                 1,317                           7,231         16,020                              24,568
      Net appreciation in
       fair value of
       investments.........                 1,234         11,119           39,965          5,155        12,627                70,100
                             -------      -------        -------         --------       --------      --------    --------  --------
                               2,562        2,551         11,119           47,196         21,175        12,627      14,770   112,000

    Total additions........   64,947       25,600         63,287          186,777        151,540       144,128     (15,694)  620,585

Deductions from net
  assets attributed to:
    Benefits paid to
      participants.........    1,871        1,478         13,289           39,801         19,779        24,019       2,493   102,730
                             -------      -------        -------         --------       --------      --------    --------  --------

Net increase prior to
  interfund transfers
  and other................   63,076       24,122         49,998          146,976        131,761       120,109     (18,187)  517,855

Interfund transfers........   (5,953)      (1,114)          (748)           8,718         (9,862)           (2)      8,961
                             -------      -------        -------         --------       --------      --------    --------  --------

Net Increase...............   57,123       23,008         49,250          155,694        121,899       120,107      (9,226)  517,855

Net assets available
  for benefits:
    Beginning of year......   15,700       10,824         36,805          102,730        102,487        84,061      50,228   402,835
                             -------      -------        -------         --------       --------      --------    --------  --------

    End of year............  $72,823      $33,832        $86,055         $258,424       $224,386      $204,168    $ 41,002  $920,690
                             =======      =======        =======         ========       ========      ========    =-======  ========

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

The allocation of net assets at December 31, 1996, and the changes in net assets since January 1, 1996, for each fund is as follows:

                                                    PARTICIPANT DIRECTED
                           ------------------------------------------------------------------------
                             MONITOR      MONITOR       BALANCED         FIDELITY         AIM         GLIMCHER
                           MONEY MARKET FIXED INCOME ADVANTAGE ASSET ADVISORS GROWTH  CONSTELLATION REALTY TRUST
                               FUND         FUND     ALLOCATION FUND OPPORTUNITY FUND     FUND      COMMON STOCK    OTHER    TOTAL
                           ---------------------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Contributions:
      Employer.............                                                                            $70,256     $18,731  $ 88,987
      Participants.........  $12,681      $10,647        $36,597         $100,444       $103,888                    27,886   292,143
                             -------      -------        -------         --------       --------       -------     -------  --------
                              12,681       10,647         36,597          100,444        103,888        70,256      46,617   381,130
                             -------      -------        -------         --------       --------       -------     -------  --------
    Investment income:
      Interest ............      250                                                       3,477                     3,676     3,926
      Dividends............                   323                           5,084                        1,064         313    10,261
      Net appreciation in
        fair value of
        investments........                    68          2,202            6,050          2,291        16,087                26,698
                             -------      -------        -------         --------       --------       -------     -------  --------
                                 250          391          2,202           11,134          5,768        17,151       3,989    40,885

    Total additions........   12,931       11,038         38,799          111,578        109,656        87,407      50,606   422,015

Deductions from net
  assets attributed to:
    Benefits paid to
      participants.........      210          177          1,811            8,221          6,251         2,327         183    19,180
                             -------      -------        -------         --------       --------       -------     -------  --------

Net increase prior to
  interfund transfers
  and other................   12,721       10,861         36,988          103,357        103,405        85,080      50,423   402,835

Interfund transfers
  and other................    2,979          (37)          (183)            (627)          (918)       (1,019)       (195)
                             -------      -------        -------         --------       --------       -------     -------  --------

Net Increase...............   15,700       10,824         36,805          102,730        102,487        84,061      50,228   402,835
  Net assets available
    for benefits:
      Beginning of year....
                             -------      -------        -------         --------       --------       -------     -------  --------
      End of year..........  $15,700      $10,824        $36,805         $102,730       $102,487       $84,061     $50,228  $402,835
                             =======      =======        =======         ========       ========       =======     =======  ========

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

6.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan held, at fair value, $204,168 and $84,061 of Glimcher Realty Trust common shares (Employer securities) at December 31, 1997 and 1996, respectively. The Plan purchased 5,228 and 3,821 Glimcher Realty Trust common shares at a cost of $107,481 and $68,211 in 1997 and 1996, respectively.
There were no sales of Glimcher Realty Trust common shares in 1997 and 1996.

         Certain Plan investments are units of common/collective trusts managed by the Huntington National Bank, an affiliate of The Huntington Trust Company. The Huntington Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

                               GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          AS OF DECEMBER 31, 1997
IDENTITY OF ISSUE, BORROWER,                                                                       CURRENT
  LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                  COST          VALUE
----------------------------        -----------------------------------------       --------      --------
Huntington Trust Company            Monitor Money Market Fund                       $ 72,823      $ 72,823

Huntington Trust Company            Monitor Treasury Market Fund                         493           493

Huntington Trust Company            Monitor Fixed Income Fund                         32,763        33,832

Huntington Trust Company            Balanced Advantage Asset Allocation Fund          76,204        86,055

Fidelity Advisors                   Fidelity Advisors Growth Opportunity Fund        231,876       258,424

AIM                                 AIM Constellation Fund                           221,150       224,386

Glimcher Realty Trust               9,049 Common Shares                              175,692       204,168

                                            GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                                            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                                                            CURRENT VALUE
                                                                                                             OF ASSET ON
                                                                      PURCHASE  SELLING  EXPENSES  COST OF   TRANSACTION   NET GAIN
IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET             PRICE     PRICE   INCURRED   ASSET        DATE      OR (LOSS)
--------------------------  ----------------------------------------  --------  -------  --------  -------  -------------  ---------
Huntington Trust Company    Monitor Fixed Income Fund                 $ 24,997                     $ 24,997    $ 24,997
                            29 separate transactions

Huntington Trust Company    Monitor Fixed Income Fund                           $ 2,962            $  2,978       2,962     $  (16)
                            14 separate transactions

Huntington Trust Company    Balanced Advantage Asset Allocation Fund    55,249                       55,249      55,249
                            19 separate transactions

Huntington Trust Company    Balanced Advantage Asset Allocation Fund             17,005              15,648      17,005      1,357
                            22 separate transactions

Fidelity Advisors           Fidelity Advisors Growth Opportunity Fund  169,311                      169,311     168,386
                            30 separate transactions

Fidelity Advisors           Fidelity Advisors Growth Opportunity Fund            44,740              34,967      44,630      9,773
                            29 separate transactions

Fidelity Advisors           Fidelity Advisors Growth Opportunity Fund   21,345                       21,345      21,345
                            1 transaction

Fidelity Advisors           Fidelity Advisors Growth Opportunity Fund   21,232                       21,232      21,232
                            1 transaction

AIM                         AIM Constellation Fund                     151,173                      151,173     150,967
                            22 separate transactions

AIM                         AIM Constellation Fund                               34,828              30,833      34,853      3,995
                            28 separate transactions

AIM                         AIM Constellation Fund                      27,028                       27,028      27,028
                            1 transaction

Glimcher Realty Trust       Common Stock                               107,167             $314     107,481     106,957
                            8 separate transactions

The single transactions within this schedule are also included as components of the series of transactions under the same description.

                                            GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                                            ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                             RELATIONSHIP      DESCRIPTION OF                            EXPENSES
                               TO PLAN,    TRANSACTIONS INCLUDING                       INCURRED IN
                             EMPLOYER, OR  MATURITY DATE, RATE OF                       CONNECTION           CURRENT    NET GAIN OR
                            OTHER PARTY-IN  INTEREST, COLLATERAL,     PURCHASE  SELLING     WITH    COST OF  VALUE OF (LOSS) ON EACH
IDENTITY OF PARTY INVOLVED     INTEREST     PAR OR MATURITY VALUE      PRICE     PRICE  TRANSACTION  ASSET    ASSET     TRANSACTION
--------------------------  -------------- -----------------------    --------  ------- ----------- -------  -------- --------------
Huntington Trust Company       Trustee     Monitor Fixed Income Fund  $ 24,997                      $ 24,997   $24,997

Huntington Trust Company       Trustee     Monitor Fixed Income Fund            $ 2,962                2,978     2,962     $  (16)

Huntington Trust Company       Trustee     Balanced Advantage Asset
                                           Allocation Fund              55,249                        55,249    55,249

Huntington Trust Company       Trustee     Balanced Advantage Asset
                                           Allocation Fund                       17,005               15,648    17,005      1,357

Glimcher Realty Trust          Employer    Common stock                107,167             $314      107,481   106,957

                                INDEX TO EXHIBIT


EXHIBIT NO.   DESCRIPTION                                               PAGE
-----------   -----------                                               ----

    1         Consent of Independent Accountants.....................    18